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SILICON VALLEY
WASHINGTON

April 24, 2009

Mr. Michael Clampitt
Mr. Jonathan E. Gottlieb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Trustmark Corporation
File No. 000-03683
Definitive Schedule 14A filed April 3, 2009

Dear Mr. Clampitt and Mr. Gottlieb:

On behalf of our client, Trustmark Corporation (“Trustmark”), this letter responds to the comments on the above-referenced Definitive Schedule 14A with respect to the 2008 Employment Agreement between Trustmark and Richard Hickson, its Chairman, President and Chief Executive Officer (the “Agreement”).  These comments were contained in the staff’s letter to Trustmark dated April 20, 2009.

As discussed with Mr. Gottlieb on April 23, 2009, Trustmark will address your comments to its Form 10-K for the fiscal year ended December 31, 2008 in a separate response letter, and is addressing the comments on the Definitive Schedule 14A first in the interests of being able to file an amended Schedule 14A as soon as possible in advance of Trustmark’s Annual Meeting of Shareholders, which is scheduled to be held on May 12, 2009.  Your comments on the Definitive Schedule 14A appear below in italics, followed by Trustmark’s response, including quotation of the revisions Trustmark proposes to include in its amendment to the Definitive Schedule 14A.  To aid to your review, we have enclosed an extract of the description of Mr. Hickson’s Agreement from the Amended Definitive Schedule 14A as proposed to be filed by Trustmark, marked to show changes from that section of the Definitive Schedule 14A as originally filed on April 3, 2009 (these changes include a small number of additional non-substantive changes to the disclosure in question).  Upon completion of the staff’s review of these responses, Trustmark will promptly file an Amended Definitive Schedule 14A with the Commission.

Covington & Burling LLP

Schedule 14A

Employment Agreements, Page 32

Please revise to describe the differences between the 2007 employment agreement and the 2008 agreement with your Chairman and CEO including, but not limited to, the following:

•	Clarify that the 2008 agreement did not “extend the term” as you state on page 32 since the 2007 agreement did not have a termination date but could be terminated by either Party;

The 2008 Agreement does in fact extend the 2007 Agreement.  Section 5.9 of the 2007 Agreement provided that Mr. Hickson’s employment would automatically terminate on the last business day of the calendar year in which he reaches age 65.  Mr. Hickson will reach age 65 in 2009, and his employment would have terminated under the 2007 Agreement in December 31 of that year.  Section 5.9 of the 2008 Agreement extends that date to the date of the 2011 Annual Shareholders meeting.  We have revised the disclosure in the first paragraph of this section in response to this comment to clarify this point, and also to state that the 2008 Agreement was entered into as part of [Trustmark’s] provision for an orderly executive management transition and to establish a definitive date by which Mr. Hickson’s successor would be expected to assume his or her position.  We have made conforming changes to similar language contained in the CD&A (third paragraph under the caption “Employment Agreements”) at page 22 of the Definitive Schedule 14A.

Both the 2007 Agreement and the 2008 Agreement contained a provision for termination by either party upon 30 days written notice, and we have added a description of this termination provision as a new seventh paragraph of the description of the Agreement.

•	Disclose that you increased the maximum amount of his annual bonus from seventy percent of his salary to one hundred percent;

We have revised the description of the annual bonus award in the fourth paragraph of this section to clarify the following points: (a) the target amount of the annual bonus is 70% of the base salary; (b) the actual bonus award shall be granted at the discretion of the Committee, which may grant a bonus that is greater than or less than the target amount; and (c) notwithstanding this discretion, the annual bonus shall not exceed 100% of the base salary.

These bonus provisions are identical in the 2007 and 2008 Agreements (see Section 3.2 of each agreement).

The only substantive difference between Section 3.2 of the 2007 Agreement  and Section 3.2 of the 2008 Agreement is that the 2008 Agreement provides that Mr. Hickson will not participate in Trustmark’s bonus plan in 2011.  That provision was summarized in the Definitive Schedule 14A, filed April 3, 2009, as follows:

Covington & Burling LLP

Mr. Hickson will not participate in Trustmark’s regular bonus plan for 2011, but may be awarded a bonus for the portion of the year that he is employed, at the discretion of the Committee.

We propose not to revise this sentence in the Amended Definitive Schedule 14A, because we believe the sentence accurately describes that aspect of the Agreement (see the end of the fourth paragraph of the description of Mr. Hickson’s Agreement).

•	Clarify that Mr. Hickson will receive the same salary as Chairman as he did when he served as both Chairman and CEO; and

We have added language to the third paragraph of this section to clarify that the minimum base salary Mr. Hickson will receive will be the same salary when he serves as employee-Chairman of Trustmark and Trustmark National Bank (the “Bank”) as when he serves as Chairman, President and CEO of Trustmark and the Bank (subject to pro ration for any periods of less than one year).  This language is quoted below in our response to the staff’s next comment.

•	Clarify whether Mr. Hickson will be entitled to a full year’s compensation for five months of employment in 2011.

We have confirmed with both Trustmark and with Mr. Hickson that it was their intent that the Agreement provide that Mr. Hickson’s compensation in 2011 be not less than the portion of his 2010 annual base rate salary pro rated to reflect the duration of his service in 2011 (currently expected to be approximately 18 weeks).  To clarify this intent, we have revised the third paragraph of the description of Mr. Hickson’s Agreement to read as follows:

The Agreement provides for Mr. Hickson to receive a base salary which will be established each year by the Committee, in an amount of not less than $400,000 annually (whether he is serving as Chairman, President and CEO of Trustmark and the Bank or as employee-Chairman of Trustmark and the Bank).  The Agreement also provides that Mr. Hickson’s base salary for the portion of 2011 that Mr. Hickson remains an employee of Trustmark will not be less than the pro rated portion of his base salary as in effect for the 2010 fiscal year.

* * * * * * *

Covington & Burling LLP

As we discussed on our earlier call, once the staff has confirmed that it has no further comments on the Schedule 14A, Trustmark would promptly file an Amendment No. 1 to its Definitive Schedule 14A reflecting its final responses to the staff’s comments, and including an explanatory note regarding the reason for the filing of the amendment.  Trustmark would also file a Current Report on Form 8-K regarding the filing of the amendment to its proxy statement.

We trust that these responses and proposed disclosures are responsive to your comments.  We stand ready to discuss this matter with you at your earliest convenience.  Please do not hesitate to call either me at (212) 841-1060 or Jeremy Hirsh at (212) 841-1286.  Thank you in advance for your continued assistance.

Sincerely,

Bruce C. Bennett

cc:	Mr. T. Harris Collier, III
General Counsel, Trustmark Corporation